[redacted]

06021156

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

RECD S.E.C.
JAN 11 2006
1086

January 9, 2006

Stuart S. Moskowitz
Senior Counsel
International Business Machines Corporation
New Orchard Road
Armonk, NY 10504

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/9/2006

Re: International Business Machines Corporation

Dear Mr. Moskowitz:

This is in regard to your letter dated January 5, 2006 concerning the shareholder proposal submitted to IBM by William Steiner for inclusion in IBM's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that IBM therefore withdraws its December 5, 2005 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Mary Beth Breslin

Mary Beth Breslin
Special Counsel

PROCESSED
JAN 23 2006
THOMSON
FINANCIAL

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Office of the Vice President
Assistant General Counsel

New Orchard Road
Armonk, NY 10504

RECEIVED
2005 DEC -6 AM 11:04
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 5, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Subject: 2006 IBM Stockholder Proposal of Mr. William Steiner/John Chevedden
RULES 14a-8(b)(1), (b)(2) and (f) - FAILURE TO RESPOND

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this letter, together with a proposal which IBM received by facsimile on November 7, 2005 (the "Proposal"). The Proposal was faxed to IBM on November 7, 2005 by Mr. John Chevedden under cover of an undated letter signed 10/13/05 by Mr. William Steiner, which letter appointed Mr. John Chevedden to act on his behalf with respect to all matters relating to the Proposal. The undated letter and Proposal, received by IBM on November 7, 2005, are attached hereto as **Exhibit A**.

IBM believes the Proposal may properly be omitted from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 25, 2006 (the "2006 Annual Meeting") for the reasons set forth below. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

THE PROPOSAL MAY BE OMITTED UNDER RULES 14a-8(b)(1), (b)(2) and (f) BECAUSE THE PROPONENT FAILED TO RESPOND WITH ANY INFORMATION REQUIRED UNDER SUCH RULES REGARDING HIS ELIGIBILITY TO SUBMIT A PROPOSAL, DESPITE THE TIMELY AND SPECIFIC REQUEST OF THE COMPANY FOR THE PROPONENT TO FURNISH SUCH REQUIRED INFORMATION.

Immediately following IBM's fax receipt of the Proponent's stockholder proposal from Mr. Chevedden on November 7, 2005, the Company examined the submission, checked our stock records, and determined that the Proponent was **not** an IBM stockholder of record. Moreover, neither the Proponent nor Mr. Chevedden provided IBM with any information concerning the Proponent's putative stock ownership at the time Mr. Chevedden faxed in the Proposal to IBM on behalf of Mr. Steiner.

Since the Proponent was ***not*** a stockholder of record, and since the information set forth in the form letter appointing Mr. Chevedden as his proxy was devoid of any information that could serve to confirm the Proponent's ownership of IBM stock under the SEC's regulations, on the same day (November 7, 2005), Maureen Sladek, Esq., IBM counsel and a member of IBM's Securities Law and Underwriting Group, timely sent a detailed letter to the Proponent and Mr. Chevedden, courteously seeking proper proof of the Proponent's IBM stock ownership. **(Exhibit B)**. The Company's letter was faxed directly to Mr. Chevedden as proxy for Mr. Steiner on November 7, 2005. The banner of the fax status report confirms that IBM's letter was received by Mr. Chevedden at 17:55 p.m. EST on November 7, 2005 **(Exhibit C)**. As a courtesy, Ms. Sladek also sent the same letter to Mr. Steiner via DHL Express (Tracking Number 37214778440) **(Exhibit D)**. Such letter was delivered on November 8, 2005 at 10:08 a.m. **(Exhibit E).**

IBM has received nothing back from either Mr. Chevedden or Mr. Steiner. The 14 day period set forth in the Commission's regulations for the Proponent to respond with information has long expired, and **no** response has ever been received -- from either Mr. Chevedden or Mr. Steiner -- to IBM's November 7, 2005 letter. As such, IBM intends to exclude the Proposal from our 2006 proxy materials since the Proponent has not established his eligibility to file the instant Proposal.

In our November 7, 2005 letter, we acknowledged receipt of the Proposal. We courteously noted to the Proponent that we could ***not*** find him as a stockholder of record, and that he needed to provide information sufficient to substantiate proof of continuous beneficial ownership of IBM stock under the SEC's regulations. Since no information ***whatsoever*** was furnished by the Proponent to establish his eligibility to file a stockholder proposal with IBM, we clearly described such SEC rules in our letter. We stated, in the *second* paragraph:

> **First, please understand that in order to be eligible to submit a proposal for consideration at our 2006 Annual Meeting, Rule 14a-8 of Regulation 14A of the United States Securities and Exchange Commission ("SEC") requires that you must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting. Since I could not confirm your eligibility from the letter you sent to us, I had our stockholder relations department check with Equiserve, our transfer agent, on any IBM stockholdings of record. Unfortunately, Equiserve was not able to confirm your ownership as a stockholder of record. I am therefore now requesting from you proof of your IBM stockholdings, as required under the SEC's rules and regulations, and as fully described for your reference in this letter. (See Exhibit B)**

The Company then went on to outline, *in detail*, what the Proponent had to do to establish proper proof of IBM stock ownership under the SEC's regulations. In pertinent part, the Company wrote, in the third paragraph of our letter:

> **If you are an IBM stockholder of record under an account which we have somehow missed, we apologize for not locating you in our records. If this is the case, I will need for you to advise IBM precisely how your IBM shares are listed on our records, and to provide the company with a written statement that you intend to continue to hold the requisite IBM securities through the date of IBM's 2006 annual meeting. However, if you are not a registered stockholder, please understand that the company does not know that you are a stockholder, or how many shares you own. In this case, you must prove your eligibility to the**

> **company in one of two ways: The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. (See Exhibit B) (emphasis added)**

Finally, the Company called to the Proponent's attention the Commission's 14-day time limitation to reply to the Company with all of the required information, writing in the *final* paragraph:

> **Please note that all of the required information set forth in this letter must be sent directly to me at the address set forth above within 14 calendar days of the date you receive this request. Thank you for your continuing interest in IBM and this matter. (See Exhibit B)**

The 14 day deadline for sending a response to IBM (November 22, 2005) has long passed, and neither Mr. Chevedden nor the Proponent responded in any way to IBM's November 7, 2005 letter.

In short, neither Mr. Chevedden nor the Proponent responded or ever provided any evidence proving that the Proponent owned any IBM stock to support the filing of a proposal under Rule 14a-8(b). Further, there is nothing in the Proponent's initial correspondence to IBM dated November 7, 2005 which can properly serve to satisfy the SEC regulations we pointed out in our responsive correspondence dated November 7, 2005 to the Proponent.

The staff has made it clear on numerous occasions that assertions by a putative beneficial owner as to his/her own stock ownership and/or the required holding period for such shares cannot serve to establish the requisite proof of beneficial ownership under Rule 14a-8. See International Business Machines Corporation (January 11, 2005); International Business Machines Corporation (December 29, 2003); International Business Machines Corporation (January 14, 2002) Oracle Corporation (June 22, 2001); AT&T Corp. (January 24, 2001) (stockholder's own statements insufficient, even when coupled with brokerage statements); International Business Machines Corporation (December 16, 1998)(statements by proponent as to efficacy of his own brokerage documentation determined by staff to be insufficient to prove that proponent in fact satisfied the continuous minimum ownership requirement for the one year period required by current Rule 14a-8(b)). In this connection, the boilerplate statement set forth below, which was contained within the form letter initially appointing Mr. Chevedden to act for Mr. Steiner is of no use whatsoever to substantiate putative stock ownership in IBM:

> **"Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting."**

No corroborative proof of any IBM stock ownership, as requested by IBM, was ever supplied. Thus, the staff has regularly granted no-action relief to registrants in similar circumstances where proponents have failed, following a timely and proper request by a registrant, to respond and furnish the full and proper evidence of continuous beneficial ownership called for under the regulations in a timely fashion. Agere Systems, Inc. (November 16, 2005); The Home Depot, Inc. (August 8, 2005); The Clorox Company (June 20, 2005); International Business Machines Corporation (January 11, 2005); International Business Machines Corporation (January 7,

2004); International Business Machines Corporation (January 22, 2003); International Business Machines Corporation (January 8, 2002); Oracle Corporation (June 22, 2001); Bank of America (February 12, 2001); Eastman Kodak Company (February 7, 2001) (statements deemed insufficient); Bell Atlantic Corporation (July 21, 1999)(proponent's brokerage documentation found by staff insufficient to prove continuous beneficial ownership); Skaneateles Bancorp, Inc. (March 8, 1999)(letter by proponent as to stock ownership coupled with broker's letter also properly determined to be insufficient proof of beneficial ownership under Rule 14a-8(b)). The same result should apply here.

Under the Commission's rules, the burden of establishing proof of continuous beneficial ownership under Rule 14a-8 is on the stockholder, and here, the instant Proponent utterly failed to meet that burden. Under Rule 14a-8(f), the Company timely and courteously notified the Proponent that the Company required proper proof of continuous beneficial ownership of IBM stock, as required by Rule 14a-8(b), and we further advised specifically what would constitute such proper proof. The Company also advised the Proponent of the 14 day time period in the Commission's regulations for furnishing such information to the Company. After having received a timely, clear and specific request for all of the information required by the SEC's regulations, the Proponent failed to provide any of the information called out by the Company which would prove that the Proponent continuously held the minimum amount of IBM shares for the requisite period. Because the Proponent failed to respond with any of the requested information required by Rule 14a-8(b) to prove his ownership of IBM stock, IBM now respectfully requests your advice that the Division will not recommend any enforcement action to the Commission if IBM omits the instant Proposal from our proxy materials being prepared for the 2006 Annual Meeting under Rules 14a-8(b) and (f).

We are sending Mr. Chevedden, on behalf of the Proponent, a copy of this submission, advising him of our intent to exclude the Proposal from the proxy materials for the 2006 Annual Meeting. The Proponent is respectfully requested to copy the undersigned on any response that the Proponent may choose to make to the Commission. If you have any questions relating to this submission, please do not hesitate to contact the undersigned at (914) 499-6148. Because of time considerations, and in accordance with Q&A "I." of Staff Legal Bulletin 14C dated June 28, 2005 we would very much appreciate it if you could provide your response by facsimile to IBM and Mr. Chevedden. Our facsimile number is 845-491-3203, and Mr. Chevedden's facsimile number is 310-371-7872. Thank you very much for your attention and interest in this matter.

Very truly yours,

Stuart S. Moskowitz

Stuart S. Moskowitz
Senior Counsel

Attachments
with a copy to:

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Exhibit A

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2006 Proxy Statement pursuant to Rule 14a-8

11-07-05P04:24 RCVD

CC DEO AB JR MS PH LR MM LS SSM

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Mr. Samuel J. Palmisano
Chairman
International Business Machines Corporation (IBM)
New Orchard Rd
Armonk NY 10504

Dear Mr. Palmisano,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company.

Sincerely,

William Steiner
William Steiner

10/13/05
Date

cc: Daniel E. O'Donnell
Corporate Secretary
PH: 914 499-1900
FX: 914 765-7382
FX: 914-499-6445

[October 18, 2005 – This replaces the earlier Cumulative Voting proposal]

3 – Independent Board Chairman

RESOLVED: Stockholders request that our Board of Directors change our governing documents to require that the Chairman of our Board serve in that capacity only and have no management duties, titles, or responsibilities. This proposal gives our company an opportunity to cure our Chairman's loss of independence should it occur after this proposal is adopted.

William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 submitted this proposal.

When a person acts both as a company's Chairman and its CEO, a vital separation of power is eliminated – and we as the owners of our company are deprived of both a crucial protection against conflicts of interest and also of a clear and direct channel of communication to our company through our Chairman.

54% Yes-Vote

Twenty (20) shareholder proposals on this topic achieved an impressive 54% average yes-vote in 2005. The Council of Institutional Investors www.cii.org, whose members have $3 trillion invested, recommends adoption of this proposal topic. I believe Cumulative voting will improve IBM's corporate governance.

IBM Governance Worse Than 83.5% of S&P 500 Companies

According to Institutional Shareholder Services our company's Corporate Governance Quotient (CGQ®) as of 3-Oct-05 was better than only 16.5% of S&P 500 companies. In other words it was worse than 83.5% of S&P 500 companies!

Moreover

It is well to remember that at Enron, WorldCom, Tyco, and other legends of mis-management and/or corruption, the Chairman also served as CEO. When a Chairman runs a company as Chairman and CEO, the information given to directors may or may not be accurate. If a CEO wants to cover up improprieties and directors disagree, with whom do they lodge complaints? The Chairman?

Independent Board Chairman
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;

- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting. Verification of stock ownership will be forwarded.

Exhibit B

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2006 Proxy Statement pursuant to Rule 14a-8

Office of the Vice President
Assistant General Counsel

New Orchard Road
Armonk, NY 10504

VIA DHL EXPRESS

November 7, 2005

Mr. William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Dear Mr. Steiner:

I have been asked by Mr. Daniel E. O'Donnell, IBM Vice President and Secretary, to write to you and acknowledge receipt of your October 13, 2005 letter, under which you appointed John Chevedden to act on your behalf. We received this letter by fax on November 7, and it included a stockholder proposal seeking an Independent Board Chairman. Since your submission involves a matter relating to IBM's 2006 proxy statement, and since your submission does not comply with the requirements set forth under applicable regulations, we are sending you this letter under the federal proxy rules to ensure that you understand and comply with all requirements in connection with your submission.

First, please understand that in order to be eligible to submit a proposal for consideration at our 2006 Annual Meeting, Rule 14a-8 of Regulation 14A of the United States Securities and Exchange Commission ("SEC") requires that you must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting. Since I could not confirm your eligibility from the letter you sent to us, I had our stockholder relations department check with Equiserve, our transfer agent, on any IBM stockholdings of record. Unfortunately, Equiserve was not able to confirm your ownership as a stockholder of record. I am therefore now requesting from you proof of your IBM stockholdings, as required under the SEC's rules and regulations, and as fully described for your reference in this letter.

If you are an IBM stockholder of record under an account which we have somehow missed, we apologize for not locating you in our records. If this is the case, I will need for you to advise IBM precisely how your IBM shares are listed on our records, and to provide the company with a written statement that you intend to continue to hold the requisite IBM securities through the date of IBM's 2006 annual meeting. However, if you are not a registered stockholder, please understand that the company does not know that you are a stockholder, or how many shares you own. In this case, you must prove your eligibility to the company in one of two ways: The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. The second way to prove ownership applies only if you have filed a Schedule 13D (17 C.F.R. §240.13d-101), Schedule 13G (17 C.F.R. §240.13d-102), Form 3 (17 C.F.R. §249.103), Form 4 (17 C.F.R. §249.104) and/or Form 5 (17 C.F.R. §249.105), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company: (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level; (B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and (C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual meeting.

Please note that all of the required information set forth in this letter must be sent directly to me at the address set forth above within 14 calendar days of the date you receive this request. Thank you for your continuing interest in IBM and this matter.

Sincerely,

M Slade

Maureen Sladek
Staff Counsel

cc: John Chevedden
via Fax 310-371-7872

Exhibit C

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2006 Proxy Statement pursuant to Rule 14a-8

** TX STATUS REPORT **   AS OF   NOV 07 2005 17:56   PAGE.01

	DATE TIME	TO/FROM	MODE	MIN/SEC	PGS	JOB#	STATUS
31	11/07 17:55	03103717872	EC--S	00'58"	002	016	OK

IBM

Office of the Vice President
Assistant General Counsel

New Orchard Road
Armonk, NY 10504

VIA DHL EXPRESS

November 7, 2005

Mr. William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Dear Mr. Steiner:

I have been asked by Mr. Daniel E. O'Donnell, IBM Vice President and Secretary, to write to you and acknowledge receipt of your October 13, 2005 letter, under which you appointed John Chevedden to act on your behalf. We received this letter by fax on November 7, and it included a stockholder proposal seeking an Independent Board Chairman. Since your submission involves a matter relating to IBM's 2006 proxy statement, and since your submission does not comply with the requirements set forth under applicable regulations, we are sending you this letter under the federal proxy rules to ensure that you understand and comply with all requirements in connection with your submission.

First, please understand that in order to be eligible to submit a proposal for consideration at our 2006 Annual Meeting, Rule 14a-8 of Regulation 14A of the United States Securities and Exchange Commission ("SEC") requires that you must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting. Since I could not confirm your eligibility from the letter you sent to us, I had our stockholder relations department check with Equiserve, our transfer agent, on any IBM stockholdings of record. Unfortunately, Equiserve was not able to confirm your ownership as a stockholder of record. I am therefore now requesting from you proof of your IBM stockholdings, as required under the SEC's rules and regulations, and as fully described for your reference in this letter.

If you are an IBM stockholder of record under an account which we have somehow missed, we apologize for not locating you in our records. If this is the case, I will need for you to advise IBM precisely how your IBM shares are listed on our records, and to provide the company with a written statement that you intend to continue to hold the requisite IBM securities through the date of IBM's 2006 annual meeting. However, if you are not a registered stockholder, please understand that the company does not know that you are a stockholder, or how many shares you own. In this case, you must prove your eligibility to the company in one of two ways: The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. The second way to prove ownership applies only if you have filed a Schedule 13D (17 C.F.R. §240.13d-101), Schedule 13G (17 C.F.R. §240.13d-102), Form 3 (17 C.F.R. §249.103), Form 4 (17 C.F.R. §249.104) and/or Form 5 (17 C.F.R. §249.105), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company: (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level; (B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and (C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual meeting.

Exhibit D

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2006 Proxy Statement pursuant to Rule 14a-8

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Exhibit E

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2006 Proxy Statement pursuant to Rule 14a-8

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CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Thursday, December 08, 2005 10:15 PM
To: CFLETTERS
Cc: Stuart Moskowitz
Subject: Re (IBM)Rule 14a-8 Proposal: Independent Board Chairman Proposal withdrawn

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 8, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

International Business Machines Corporation (IBM) Rule 14a-8 Proposal:
Independent Board Chairman
Shareholder: William Steiner

Ladies and Gentlemen:

This proposal is now withdrawn.

Sincerely,

John Chevedden

cc:
William Steiner
Stuart Moskowitz <smoskowi@us.ibm.com>

IBM

New Orchard Road
Armonk, NY 10504

January 5, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Subject: 2006 IBM Stockholder Proposal of Mr. William Steiner/John Chevedden
RULES 14a-8(b)(1), (b)(2) and (f) - FAILURE TO RESPOND

Ladies and Gentlemen:

IBM hereby wishes to withdraw our no-action letter request dated December 5, 2005 in the above referenced matter. Mr. John Chevedden, as agent for the Proponent, William Steiner, has provided an e-mail (attached) stating that the proposal has been withdrawn.

Thank you for your consideration in this matter.

Very truly yours,

Stuart S. Moskowitz
Senior Counsel

Attachment
with a copy to:

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

J <olmsted7p@earthlink.net> on 12/08/2005 10:15:11 PM

To: <CFLETTERS@SEC.GOV>
cc: Stuart Moskowitz/Armonk/IBM@IBMUS
Subject: Re (IBM)Rule 14a-8 Proposal: Independent Board Chairman - Proposal withdrawn

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

December 8, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

International Business Machines Corporation (IBM)
Rule 14a-8 Proposal: Independent Board Chairman
Shareholder: William Steiner

Ladies and Gentlemen:

This proposal is now withdrawn.

Sincerely,

John Chevedden

cc:
William Steiner
Stuart Moskowitz <smoskowi@us.ibm.com>